Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES RESOLUTION OF GENERAL SHAREHOLDERS MEETING

Medellin, Colombia, July 31, 2020

At an extraordinary meeting held today, the General Shareholders Meeting of Bancolombia S.A. (“Bancolombia”) adopted the decision to increase the Bank´s legal reserve, transferring the existing resources in the Occasional Reserve for the Equity Reinforcement and Future Growth with a value of COP $ 3.672.418.689.916,45

The decision was approved by 99.93% of the assembly's votes. An abstention of 0.07% was recorded, and the blank votes recorded represent 0.00% of the votes. No votes against were received. The results of the voting system were validated by the Bank´s Internal Auditor.

This decision will allow Bancolombia to maintain regulatory capital levels above the required regulatory minimums.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Director
Tel: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371